SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jeongja-dong

Bundang-gu, Seongnam-si

Gyeonggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2012
KT Corporation

By:	/s/ YOUNGWOO KIM
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ JUNGSUP JUNG
Name:	Jungsup Jung
Title:	Team Leader

kt

2012 2Q Earnings Release

Investor Relations AUGUST 3, 2012

Disclaimer

This presentation has been prepared by presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

1

Contents

Financial Highlights (Consolidated)

1. Income Statement

2. Subsidiaries

3. Operating Revenue

4. Operating Income

5. Statement of Financial Position

6. Capital Expenditure Business Overview (Consolidated) Q&A

2

Financial Highlights

K-IFRS / Consolidated

Income Statement

Operating revenue 5,773.3bn

(QoQ) +0.3% / (YoY) +8.1%

Operating income 371.7bn (QoQ) -35.3%/ (YoY) -14.0%

Net income 238.0bn

(QoQ) -41.6%/ (YoY) -43.4%

EBITDA 1,145.0bn (QoQ) -14.4%/ (YoY) -2.4%

(Unit: KRW bn)

Income Statement 2Q11 1Q12 2Q12 QoQ YoY Operating revenue 5,342.8 5,757.8 5,773.3 0.3% 8.1% Operating expense 4,910.4 5,183.0 5,401.5 4.2% 10.0%

Operating income 432.4 574.7 371.7 -35.3% -14.0%

Margin (%) 8.1% 10.0% 6.4%

Non-operating income (loss) -71.5 -49.6 -71.3 43.8% -0.4% Income before income taxes 360.9 525.2 300.5 -42.8% -16.7% Net income 420.6 407.6 238.0 -41.6% -43.4%

Margin (%) 7.9% 7.1% 4.1%

EBITDA 1,172.9 1,338.0 1,145.0 -14.4% -2.4%

Margin (%) 22.0% 23.2% 19.8%

3

Financial Highlights

K-IFRS / Consolidated

Subsidiaries

BC Card

Revenue: 794.7bn Operating income: 47bn

kt Skylife

Revenue: 131.7bn

Operating income: 16.2bn

kt Rental

Revenue: 173.7bn Operating income : 21bn (Equity method income: 4.7bn)

Subsidiaries contributed 16% of operating income up 5.8%p from 1Q12 results Financials are stand of major alone subsidiaries basis

(Unit: KRW bn)

*NTC Disposal gain of KRW 238.9bn in 2Q11 has been normalized ** kt Rental has been included in the equity method income (kt Rental financials will be consolidated from 3Q12 )

432.4* 574.7 371.7

58.8

16.0%

10.0

10.2%

2.3% 59.3 422.4 516 312

2Q11 1Q12 2Q12

Subsidiaries’ Operating income kt’s Operating income % of Subs’ Operating income

4

Financial Highlights

K-IFRS / Consolidated

Operating Revenue

Wireless revenue 1,740.1bn

(QoQ) +1.4%/ (YoY) -1.9%

Wireline revenue

1,611.3bn

(QoQ) -3.2%/ (YoY) -8.5%

Media/Contents revenue 247.6bn

(QoQ) +7.4%/ (YoY) +32.6%

Finance revenue 844.1bn

(QoQ) +0.9%/ (YoY) +1,328% *BC Card: included since 4Q11

Merchandise revenue 972.8bn (QoQ) -2.5%/ (YoY) -18.0%

(Unit: KRW bn)

5

Wireless

Wireline

Media/Contents Finance/Others Merchandise/Others

5,342.8

1,773.5

1,760.8

352 186. .6 7 1,269.3

2Q11

5,757.8

1,716.0

1,663.9

230.5

1,097.8

1,049.5

1Q12

5,773.3

1,740.1

1,611.3

247.6

1,137.0

1,037.3

2Q12

Financial Highlights

K-IFRS / Consolidated

Operating Expense

Labor Cost 740.5bn (QoQ) +1.0%/ (YoY) +2.3%

General Expense 2,441bn (QoQ) +3.3% / (YoY) +51.7%

Cost of Service Provided 647.7bn (QoQ) +7.9%/ (YoY) -15.7%

Selling Expense 579.2bn

(QoQ) +34.2%/ (YoY) +15.5%

Cost of Merchandise 951.2bn (QoQ) -4.2%/ (YoY) -22.2%

(Unit: KRW bn)

6

Labor cost

General expenses

Cost of service provided Selling expenses

Cost of

Merchandise/Other expenses

4,910.4

723.8

1,609.5

768.0

501.7

1,307.4

2Q11

5,183.0

733.5

2,363.6

600.3 431.5

1,054.1

1Q12

5,401.5

740.5

2,441.0

647.7

579.2

993.1

2Q12

Financial Highlights

K-IFRS / Consolidated

Financial Position

Debt Position

Total Debt: 10,999.2bn Net Debt: 9,597.9bn

Debt Ratio

Liability to Equity: 153.4% Net Debt to Equity: 75.6%

Strengthen financial stability by securitization of handset receivables

- 1.3tn have been liquidated in 1H12

7

(Unit: KRW bn)

Consolidated 2Q11 1Q12 2Q12 QoQ YoY Assets 29,079.8 33,117.7 32,170.0 -2.9% 10.6% Cash and cash equivalents 1,117.9 1,571.0 1,401.3 -10.8% 25.3%

Liabilities 17,078.8 20,668.7 19,474.2 -5.8% 14.0% Borrowings 10,164.8 11,451.0 10,999.2 -3.9% 8.2%

Equity 12,000.9 12,449.0 12,695.8 2.0% 5.8% Capital stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 9,046.9 9,880.1 9,597.9 -2.9% 6.1%

166.0% 153.4% 142.3%

79.4%

75.4% 75.6% 2Q11 1Q12 2Q12

Financial Highlights

K-IFRS / Stand Alone

CAPEX

Total Capex

2Q: 998.5bn 1H: 1,890bn

LTE Capex

2Q: 399.2bn 1H: 843.6bn

Annual Capex Guidance has been adjusted due to additional coverage of LTE

(before) 3.5tn

(after) 3.8tn

(Unit: KRW bn)

8

Overhead Wireless Wireline Depreciation

998.5 897.4 806.3 149.6

87.2

60.5

707.5 724.6 733.5 560.4 457.3 660.9

288.5 288.5 149.3

2Q11 1Q12 2Q12

Contents

Financial Highlights (Consolidated) Business Overview (Consolidated)

1. Wireless

2. Wireline

3. Media/Contents

4. Finance & Others Q&A

Business Overview

K-IFRS / Consolidated

Wireless

LTE subscriber expansion led to ARPU increase, resulting 1.4% QoQ growth

Smartphone subscribers recorded 9.14m, representing 55.4% of total subscribers

LTE subscribers stand at

1.17m as of 2Q

LTE subs target 4m plausible

(Unit: KRW bn)

Wireless 2Q11 1Q12 2Q12 QoQ YoY

Wireless Service 1,475.9 1,423.9 1,455.8 2.2% -1.4% Interconnection 197.7 188.1 170.1 -9.6% -14.0% Other wireless service 99.9 104.0 114.2 9.9% 14.3%

Total 1,773.5 1,716.0 1,740.1 1.4% -1.9%

(Unit: 1,000 / %)

8,537 9,135

351 1,170 7,653 8,186 7,966 5,242 6,317 55.4%

51.4% 3,837 46.2%

38.5%

23.5% 32.2%

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12

LTE Smartphone % of Smartphone

Business Overview

K-IFRS / Consolidated

Wireline

Decline of telephony subscribers has slowed down but MOU continues to drop, leading QoQ and YoY fall in revenue

Broadband subscribers increased recording

7.97m

Bundling rate continues to grow recording 69% based on broadband subscribers

(Unit: KRW bn)

Wireline 2Q11 1Q12 2Q12 QoQ YoY

Telephony 955.7 886.8 856.9 -3.4% -10.3% Broadband 480.6 455.0 431.1 -5.2% -10.3% Line Lease 324.5 322.1 323.3 0.4% -0.4%

Total 1,760.8 1,663.9 1,611.3 -3.2% -8.5%

(Unit: 1,000 / %)

26,938 26,901 26,952 26,982 26,987 26,923

7,552 2,932 16,453

59%

1Q11

7,629 3,038 16,234

61%

2Q11

7,724

3,156 16,071

66%

3Q11

7,823

3,230 15,929

67%

4Q11

7,922

3,294 15,771 68%

1Q12

7,967

3,326 15,630 69%

2Q12

Broadband VoIP PSTN BB Bundling

Business Overview

K-IFRS / Consolidated

Media/Contents

Media Revenue

Subscriber and ARPU increase led 42.5% yoy growth

kt Media Subscribers—kt Group : 5.59m—kt Alone : 3.57m

(OTS 1.42m)

(Unit: KRW bn)

Media/Contents 2Q11 1Q12 2Q12 QoQ YoY

Media 163.6 219.7 233.1 6.1% 42.5% Others 23.2 10.8 14.5 33.6% -37.5%

Total 186.7 230.5 247.6 7.4% 32.6%

(Unit: 1,000 / %)

4,547 4,709 4,900 5,125 5,341 5,593

2,154

844

1,549

1Q11

2,088

966

1,656

2Q11

2,058

1,081

1,761

3Q11

2,049

1,195

1,881

4Q11

OTS

2,025

1,301

2,015

1Q12

2,022

1,421

2,150

2Q12

OTV

Skylife Only

Business Overview

K-IFRS / Consolidated

Finance/Other Services

Finance revenue

Significant growth due to inclusion of BC Card in consolidated statements

Other service revenue

11.6% QoQ growth due to SI revenue increase

Others

Merchandise revenue

Decreased 18% YoY due to less demands in handsets

(Unit: KRW bn)

2Q11 1Q12 2Q12 QoQ YoY Finance 59.1 836.3 844.1 0.9% 1328.3% Other Services 293.5 261.5 292.8 12.0% -0.2%

IT/Solution 197.3 135.2 161.2 19.2% -18.3% Real Estate 40.8 44.4 44.2 -0.3% 8.4% Other Subsidiaries 55.3 81.9 87.4 6.7% 58.0%

2Q11 1Q12 2Q12 QoQ YoY Merchandise Sales 1,185.8 997.5 972.8 -2.5% -18.0% Other Revenue 83.4 52.0 64.5 24.1% -22.7%

Q&A

Appendix

Contents

Appendix

1. Income Statements (Consolidated / Stand Alone)

2. Statements of Financial Position (Consolidated / Stand Alone)

3. Factsheet (Stand Alone)

Appendix – Income Statments

(Unit: KRW bn)

[Consolidated I/S]	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Operating revenue	**5,276**	**5,343**	**4,992**	**6,379**	**5,758**	**5,773**
Service Revenue	**3,969**	**4,074**	**4,050**	**4,792**	**4,708**	**4,736**
Wireless	1,740	1,773	1,737	1,720	1,716	1,740
Fixed line	1,753	1,761	1,746	1,691	1,664	1,611
Media/Contents	185	187	213	215	231	248
Finance	54	59	51	833	836	844
Other service	237	293	303	334	262	293
Merchandise revenue	**1,072**	**1,186**	**877**	**1,190**	**998**	**973**
Other operating revenue	**235**	**83**	**65**	**397**	**52**	**65**
Operating expense	**4,555**	**4,910**	**4,476**	**6,075**	**5,183**	**5,402**
Service expense	**3,394**	**3,603**	**3,486**	**4,502**	**4,129**	**4,408**
Labor expense	**684**	**724**	**701**	**748**	**733**	**740**
General expense	**1,524**	**1,610**	**1,637**	**2,555**	**2,364**	**2,441**
Depreciation	722	741	751	746	763	773
Commissions	321	365	349	414	333	346
Advertising	39	42	40	63	24	40
Financial business expense	0	0	0	708	693	701
Other general expense	442	461	497	625	550	581
Cost of service provided	**630**	**768**	**714**	**721**	**600**	**648**
Cost of service	275	382	327	358	258	339
Interconnection fees	284	285	273	273	259	239
Other cost of service	71	101	113	91	83	69
Seling expense	**556**	**502**	**434**	**477**	**431**	**579**
Sales expense	496	461	395	474	399	549
Bad debt expense	60	40	40	3	33	30
Cost of merchandise sold	**1,116**	**1,222**	**914**	**1,268**	**993**	**951**
Other operating expense	**45**	**85**	**76**	**305**	**61**	**42**
Operating income	**721**	**432**	**516**	**304**	**575**	**372**
EBITDA	1,443	1,173	1,267	1,050	1,338	1,145
Non-operating income(loss)	**-61**	**-72**	**-153**	**-91**	**-50**	**-71**
Non-operating income	131	112	28	-3	140	9
Non-operating expense	197	199	187	57	194	88
Equity Method gain/loss	5	15	7	-30	4	8
Income before income taxes	**660**	**361**	**364**	**213**	**525**	**300**
Income tax	109	102	108	-3	118	63
Net income	**555**	**421**	**256**	**220**	**408**	**238**
Net income contributable to KT	550	418	252	227	387	220

[KT Stand alone I/S]	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Operating revenue	**4,863**	**5,333**	**4,705**	**5,266**	**4,645**	**4,634**
Service Revenue	**3,728**	**3,808**	**3,803**	**3,724**	**3,640**	**3,622**
Wireless	1,729	1,750	1,713	1,694	1,691	1,715
Fixed line	1,766	1,774	1,771	1,731	1,682	1,616
Media	63	74	80	100	102	110
Finance						
Other service	170	211	239	199	164	180
Sales of merchandise	**1,088**	**1,190**	**842**	**1,141**	**961**	**953**
Other operating revenue	**48**	**335**	**60**	**401**	**44**	**59**
Operating expense	**4,338**	**4,671**	**4,199**	**4,932**	**4,129**	**4,322**
Service expense	**3,135**	**3,305**	**3,191**	**3,429**	**3,086**	**3,331**
Labor expense	**585**	**624**	**585**	**591**	**602**	**602**
General expense	**1,449**	**1,525**	**1,546**	**1,725**	**1,517**	**1,594**
Depreciation	693	708	717	720	725	734
Commissions	335	376	360	415	333	347
Advertising	33	38	36	58	22	38
Financial business expense						
Other general expense	388	404	433	532	438	476
Cost of service provided	**530**	**609**	**585**	**576**	**510**	**508**
Cost of service	176	224	199	213	169	199
Interconnection fees	284	285	272	272	259	239
Other cost of service	71	101	114	91	83	70
Seling expense	**571**	**546**	**475**	**536**	**457**	**627**
Sales expense	528	515	444	538	437	607
Bad debt expense	43	31	31	-2	20	21
Cost of merchandise sold	**1,162**	**1,276**	**932**	**1,242**	**989**	**950**
Other operating expense	**41**	**90**	**75**	**261**	**55**	**40**
Operating income	**525**	**661**	**506**	**333**	**516**	**312**
EBITDA	1,218	1,369	1,224	1,053	1,240	1,046
Non-operating income(loss)	**-65**	**-87**	**-156**	**-60**	**-54**	**-78**
Non-operating income	125	106	22	-10	134	3
Non-operating expense	191	193	178	50	188	81
Income before income taxes	**460**	**575**	**351**	**273**	**462**	**234**
Income tax	105	147	98	19	98	45
Net income	**354**	**428**	**253**	**254**	**363**	**189**

16

Appendix – Statements of Financial Position

(Unit: KRW bn)

Consolidated	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Asset	**28,245**	**29,080**	**29,473**	**32,085**	**33,118**	**32,170**
Current assets	**7,958**	**8,182**	**8,434**	**9,791**	**10,919**	**9,831**
Cash and cash equivalents	1,141	1,118	1,246	1,445	1,571	1,401
Trade and other current rec.	4,542	4,764	4,867	5,295	5,210	4,927
Inventories	737	729	646	675	895	942
Other current assets	1,538	1,572	1,675	2,376	3,242	2,560
Non-current assets	**20,288**	**20,897**	**21,038**	**22,295**	**22,198**	**22,339**
Trade and other current rec.	1,308	1,411	1,401	1,723	1,513	1,211
P.P.E	13,556	13,582	13,724	14,023	14,196	14,493
Other non-current assets	5,423	5,904	5,914	6,549	6,490	6,635
Liabilities	**16,682**	**17,079**	**17,234**	**19,548**	**20,669**	**19,474**
Current liabilities	**8,000**	**8,397**	**7,731**	**8,745**	**10,572**	**9,585**
Trade and other current pay.	4,643	4,647	4,074	5,890	6,606	5,909
Short-term borrowings	2,610	3,034	3,034	2,112	3,074	2,833
Other current liabilities	747	716	623	742	892	843
Non-current liabilities	**8,682**	**8,682**	**9,503**	**10,802**	**10,097**	**9,889**
Trade and other current pay.	381	651	655	652	658	585
Long-term borrowings	7,489	7,130	7,988	8,886	8,377	8,167
Other non-current liabilities	812	900	860	1,265	1,062	1,138
Equity	**11,563**	**12,001**	**12,239**	**12,538**	**12,449**	**12,696**

KT Stand Alone	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Asset	**24,731**	**25,509**	**25,791**	**26,454**	**27,126**	**26,412**
Current assets	**5,905**	**6,172**	**6,218**	**6,376**	**7,072**	**6,310**
Cash and cash equivalents	804	874	891	790	809	791
Trade and other current rec.	4,217	4,426	4,517	4,832	4,740	4,500
Inventories	606	596	487	514	723	764
Other current assets	278	276	323	239	800	254
Non-current assets	**18,825**	**19,337**	**19,573**	**20,078**	**20,054**	**20,103**
Trade and other current rec.	1,167	1,298	1,297	1,608	1,396	1,099
P.P.E	12,963	13,100	13,224	13,305	13,464	13,744
Other non-current assets	4,696	4,939	5,052	5,165	5,194	5,260
Liabilities	**13,839**	**14,192**	**14,242**	**14,720**	**15,503**	**14,592**
Current liabilities	**6,723**	**7,003**	**6,238**	**6,036**	**7,347**	**6,582**
Trade and other current pay.	3,764	4,371	3,878	4,425	4,824	4,322
Short-term borrowings	1,773	2,073	1,904	1,086	1,877	1,657
Other current liabilities	1,187	560	456	524	646	603
Non-current liabilities	**7,116**	**7,189**	**8,004**	**8,684**	**8,155**	**8,010**
Trade and other current pay.	287	597	604	597	611	543
Long-term borrowings	6,178	5,915	6,763	7,415	6,811	6,658
Other non-current liabilities	651	677	637	672	734	809
Equity	**10,892**	**11,317**	**11,549**	**11,734**	**11,623**	**11,821**

17

Wireless 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 QoQ YoY

Total Wireless Subscribers 16,726 16,776 17,042 17,307 17,435 17,389 -0.3% 3.7%

3G + LTE 16,299 16,296 16,391 16,563 16,599 16,488 -0.7% 1.2%

WiBro 427 480 651 744 836 902 7.8% 87.7%

Mobile Subscribers (*1,000)

Gross addition 1,684 1,861 1,621 1,808 1,423 1,271 -10.7% -31.7%

Deactivation 1,426 1,864 1,526 1,636 1,387 1,382 -0.4% -25.9%

Net addition 258 -3 95 172 36 -111

Churn rate (%) 2.8% 3.4% 2.9% 3.1% 2.7% 2.8% 0.1%p -0.6%p

Subscribers 16,299 16,296 16,391 16,563 16,599 16,488 -0.7% 1.2%

Mobile: CDMA+WCDMA

Mobile ARPU (Won)

Wireless Service 30,247 30,178 29,609 28,826 28,722 29,447 2.5% -2.4%

Interconnection 4,014 4,118 3,961 3,943 3,869 3,531 -8.7% -14.2%

ARPU: WCDMA+LTE subscribers

Wireless Service : Voice + Data

Wireline 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 QoQ YoY

Subscribers (*1,000)

Telephony 19,386 19,272 19,227 19,159 19,065 18,957 -0.6% -1.6%

PSTN 16,453 16,234 16,071 15,929 15,771 15,630 -0.9% -3.7%

VoIP 2,932 3,038 3,156 3,230 3,294 3,326 1.0% 9.5%

Broadband 7,552 7,629 7,724 7,823 7,922 7,967 0.6% 4.4%

IPTV 2,393 2,622 2,842 3,076 3,316 3,571 7.7% 36.2%